Exhibit 99.1

Telesat Canada Announces Closing of its Refinancing Transactions

OTTAWA, CANADA, November 17, 2016 –Telesat Canada (“Telesat”), a wholly-owned subsidiary of Telesat Holdings Inc. (“Telesat Holdings”), today issued US$500.0 million in aggregate principal amount of 8.875% senior notes due 2024 (the “Senior Notes”), which mature on November 17, 2024, pursuant to an indenture, dated as of November 17, 2016, by and among Telesat and Telesat LLC, as co-issuer, the guarantors named therein, and The Bank of New York Mellon, as trustee (the “Notes Offering”).

Concurrently with the consummation of the offering of Senior Notes, Telesat announced its entry into a new amended and restated credit agreement. The new amended and restated credit agreement provides for term loan borrowings of US$2,430.0 million and revolving credit borrowings of up to US$200.0 million (together, the “Senior Credit Facilities”). The revolving credit facility is currently undrawn.

JP Morgan Chase Bank N.A. (“JP Morgan”) is acting as administrative agent and collateral agent with respect to the Senior Credit Facilities. Canadian Imperial Bank of Commerce (“CIBC”), BMO Capital Markets Corp. (“BMOCM”), RBC Capital Markets (“RBCCM”) and TD SECURITIES (“TDS”) acted as joint lead arrangers and bookrunners for the revolving facility. JP Morgan, Credit Suisse Securities (USA) LLC (“CSS”), Goldman Sachs Bank USA (“GS”) and Morgan Stanley Senior Funding, Inc. (“MSSF”) acted as co-arrangers for the revolving facility. JPMorgan, CSS, GS and MSSF acted as joint lead arrangers and bookrunners for the Term Loan B facility. CIBC, BMOCM, RBCCM and TD Securities (USA) LLC (“TD USA”) acted as co-arrangers for the Term Loan B facility. JP Morgan, CSS, GS and MSSF acted as revolving facility documentation agents. CIBC, BMOCM, RBCCM and TD USA acted as Term Loan B facility documentation agents.

Telesat used a portion of the net proceeds from the Notes Offering and the Senior Credit Facilities, together with cash on hand, to (i) redeem its US$900.0 million aggregate principal amount outstanding of 6.0% senior notes due May 15, 2017, (ii) repay all borrowings outstanding under its existing senior credit facilities and (iii) pay related fees and expenses. Telesat intends to use the balance to fund its previously announced cash distribution to its shareholders, if completed, and for general corporate purposes.

The Senior Notes were offered only to qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and, outside the United States, only to non-U.S. investors pursuant to Regulation S under the Securities Act. The Senior Notes were not, and will not be, registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act or other applicable securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to purchase or a solicitation of an offer to sell any securities.

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “will”, “intends”, “would” or other variations of these words or other similar expressions, as well as information concerning payment of a potential cash distribution, are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Holdings’ Annual Report on Form 20-F for the fiscal year ended December 31, 2015 which can be obtained on the SEC website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, volatility in exchange rates and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

About Telesat

Telesat is a leading global satellite operator, providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, with offices and facilities around the world, Telesat’s state-of-the-art fleet consists of 15 satellites plus the Canadian payload on ViaSat-1 with two new satellites under construction. An additional two prototype satellites are under construction and will be deployed in low earth orbit. Telesat also manages the operations of additional satellites for third parties. Privately held, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

For further information:

Michael Bolitho, Telesat, +1 (613) 748-8700 ext. 2336 (ir@telesat.com)

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